EXHIBIT 7


            QUEST DIAGNOSTICS COMPLETES ACQUISITION OF MEDPLUS, INC.

             -- Expands Availability of Electronic Medical Records
                         for Physicians and Hospitals --

Teterboro, N.J., November 1, 2001--Quest Diagnostics Incorporated (NYSE: DGX), the nation's leading provider of diagnostic testing, information and services, announced today that it has completed the acquisition of MedPlus, Inc., which develops clinical integration products designed to enhance patient care, as well as MedPlus' wholly-owned subsidiary Universal Document Management Systems, Inc., which creates workflow solutions used by many Fortune 500 companies to create increased efficiency and data access.

Under the terms of the agreement, which was approved at a meeting of MedPlus shareholders on October 18, 2001, Quest Diagnostics acquired the remaining 82% of voting shares of MedPlus stock not previously owned at $2 per share in cash. MedPlus will operate as a wholly-owned subsidiary of Quest Diagnostics under its current management.

"The acquisition creates enhanced technology capabilities for Quest Diagnostics, which will provide our physician and hospital customers with access to essential health care information at the critical point of decision making," said Surya Mohapatra Ph.D., President and Chief Operating Officer for Quest Diagnostics. "At the same time, Quest Diagnostics will support the continued development and deployment of MedPlus' product offerings."

For several years Quest Diagnostics has recognized MedPlus' proven expertise in developing technologies to automate, aggregate and manage clinical and financial information. In 1999, Quest Diagnostics implemented the MedPlus OptiMaxx(R) document archiving and scanning solution within several of its laboratory facilities. "We've seen first hand the benefits of these products," said Dr. Mohapatra.

                                    - more -

MedPlus will expand and enhance Quest Diagnostics' connectivity solutions to its customers. Quest Diagnostics currently offers Quest on Demand TM Test Orders and Results On-Line connectivity products which provide physician and hospital customers the convenience, efficiency and flexibility of placing laboratory test orders electronically, and securely accessing their patients' test results via the Internet. In the first quarter of 2002, Test Orders and Results On-Line will be incorporated into the MedPlus eMaxxTM portal product, enabling physicians and hospitals to aggregate lab data with other clinical data in one patient-centric view.

The eMaxx portal will provide physicians with a single point of access to clinical information originating from multiple health care organizations. Physicians and their staffs will be able to access and store patient information originating from hospitals, pharmacies, laboratories and other health care sources via the portal. In addition to sending and receiving lab test results online, physicians will be able to refill prescriptions, verify health care insurance eligibility, grant access to authorized specialists and hospitals to view patients' medical records, improve transcription and complete charts via the Internet.

Quest Diagnostics intends to accelerate the development and distribution of the MedPlus ChartMaxxTM, eMaxx, and OptiMaxx product lines for hospitals and physician group customers. Quest Diagnostics will also support the expansion, distribution and development of UDMS's Step2000TM workflow product across multiple industry sectors including health care, which is in desperate need of workflow solutions.

Richard A. Mahoney, President of MedPlus, Inc. commented: "This is a banner day for our organization. The merger provides a strong financial foundation for continuing our rapid growth in all product areas. Quest Diagnostics has already opened key doors for broadening our hospital and physician customer bases."

About the MedPlus Product Lines:

ChartMaxxTM

The MedPlus ChartMaxx system is an enterprise-wide electronic patient record solution that brings all available patient information from disparate systems into a single patient-centric file. The solution includes a suite of sophisticated workflow applications specifically designed for the medical records and patient accounting departments and assists customers in meeting HIPAA requirements and enhancing patient safety.

eMaxxTM

eMaxx is a physician portal solution that aggregates patient-centric information provided from hospitals, reference labs, other diagnostics centers and physicians' offices into a single repository for physicians. eMaxx streamlines access to the information and provides physicians with unsurpassed clinical insights in a secure format that assists customers in complying with the new HIPAA guidelines.

                                    - more -

OptiMaxx(R)

OptiMaxx is a scaleable document management solution incorporating computer output to laser disk (COLD) technology for document archiving and retrieving.

About Universal Document Management Systems, Inc.

Step2000 is an object-oriented product that provides the ability to quickly create and develop workflow solutions, which makes even the most complex workflow and application development tasks simple. Step2000 features a suite of integrated software components that guide the user through the workflow building process.

About Quest Diagnostics

Quest Diagnostics is the nation's leading provider of diagnostic testing, information and services with $3.4 billion in annual revenues. The company's diagnostic testing yields information that enables health care professionals and consumers to make better decisions to improve health. Quest Diagnostics offers patients and physicians the broadest access to diagnostic testing services through its national network of approximately 30 full-service laboratories, 150 rapid response laboratories and more than 1,300 patient service centers, where specimens are collected. Quest Diagnostics is the leading provider of esoteric testing, including gene-based testing, and is the leader in routine medical testing, drugs of abuse testing, and non-hospital-based anatomic pathology testing. Quest Diagnostics empowers health care organizations and clinicians with state-of-the-art connectivity solutions that improve practice management. Through partnerships with pharmaceutical, biotechnology and information technology companies, Quest Diagnostics provides support to help speed the development of health care insights and new therapeutics. Additional company information can be found on the Internet at: http://www.questdiagnostics.com.

The statements in this press release which are not historical facts or information may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. Certain of these risks and uncertainties are listed in the Quest Diagnostics Incorporated 2000 Form 10-K and subsequent filings.


                                     # # #